





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATCHDOG CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6445 SHILOH ROAD, SUITE D6
(No. and Street)

ALPHARETTA	GA	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kyle Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATCHDOG CAPITAL, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MALLORY RUDIGER
My Commission Expires
NOTARY PUBLIC
4/18/2022
FORSYTH COUNTY, GEORGIA

Signature

CEO & President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATCHDOG CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Watchdog Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watchdog Capital, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Watchdog Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Watchdog Capital, LLC's management. Our responsibility is to express an opinion on Watchdog Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watchdog Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Watchdog Capital, LLC's financial statements. The supplemental information is the responsibility of Watchdog Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

We have served as Watchdog Capital LLC's auditor since 2017.

Olathe, Kansas
February 25, 2020

WATCHDOG CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:

Cash	$	25,179
Total current assets		25,179
Other assets:		
Prepaid expenses & Deposits		1,155
Total other assets		1,155
	$	26,334

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	9,390
Total current liabilities		9,390
Member's equity		16,944
	$	26,334

See notes to financial statements.

3

WATCHDOG CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues:		
Revenues		-
Total Revenue	$	-
Expenses		
Bad Debts		2,711
Technology		15,060
Insurance		473
Regulatory Fees		970
Professional Fees		16,807
Rent or Lease		750
Other operating expenses		215
Total Expenses	$	36,986
Net Loss	$	(36,986)

See notes to financial statements

4

WATCHDOG CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

	Contributed Capital	Distributed Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balances, January 1, 2019	$ 56,050	$ (92,081)	$ 54,031	$ 18,000
Contributed capital	44,930	-	-	44,930
Distributed capital	-	(9,000)	-	(9,000)
Net income (loss)	-	-	(36,986)	(36,986)
Balances, December 31, 2019	$ 100,980	(101,081)	$ 17,045	$ 16,944

See notes to financial statements.

5

WATCHDOG CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(36,986)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		2,711
Prepaid expenses and deposits		(250)
Accounts payable and accrued expenses		9,233
Net cash provided by operating activities		(25,293)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		44,930
Capital distributions		(9,000)
Net cash used by financing activities		35,930
NET CHANGE IN CASH		10,637
CASH, beginning of year		14,542
CASH, end of year	$	25,179

See notes to financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Watchdog Capital, LLC ("WDC" or "the Company"), a Georgia limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WDC primarily operates as a broker-dealer offering investment banking services. WDC does not hold cash or securities for its customers.

The Company is a wholly-owned subsidiary of Chainstone Labs, Inc (the "Parent Company") which is the sole managing member.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2019, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

On January 1, 2019, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include consulting and investment banking activities.

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated

Note A – Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

The Company did not have any revenues during the year ended December 31, 2019.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the Parent's income tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2016 - 2019.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Business Combinations

On July 15, 2019 100% of Watchdog Capital's membership interests were sold to Chainstone Labs Inc in consideration of a purchase price of $85,000.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified

retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases which meet the criteria and therefore

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

no impact was noted to the financial statements as of December 31, 2019.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date the financial statements were issued. There were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its sole member for various rent, utilities, and professional services expenditures paid by the member commensurate with its operations. The amount payable to the member as of December 31, 2019 for the aforementioned expenses and included in accounts payable and accrued expenses on the statement of financial condition, was $1,855. The overall expenses recorded for the year are detailed as follows:

Rent & Utilities	$ 750
Professional Services	1,105
	$ 1,855

Prior to the change of ownership, the company made a $9,000 distribution to its sole member (Weeks Capital, LLC).

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2019, the Company had Net Capital of $15,789 which was $10,789 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 59.47% at December 31, 2019.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

WATCHDOG CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Watchdog Capital, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

COMPUTATION OF NET CAPITAL

Total member's equity	$	16,944
Deductions:		
Non-allowable assets:		
Prepaid assets and deposits		1,155
Net capital before haircuts		15,789
Haircuts:		
Total haircuts		-
NET CAPITAL		$ 15,789

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		9,390
Total aggregate indebtedness	$	9,390

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	10,789
Ratio of aggregate indebtedness to net capital		59.47%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2019.

Watchdog Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Watchdog Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Watchdog Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Watchdog Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watchdog Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Watchdog Capital, LLC stated that Watchdog Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watchdog Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watchdog Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 25, 2020

WATCHDOG CAPITAL, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

Watchdog Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2019 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: 2/24/20